September 15, 2006

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, Northeast

Mail Stop 6010

Washington, DC 20549

Re:	Bioanalytical Systems, Inc. Form 10-K for Fiscal Year Ended September 30, 2005 Filed January 18, 2006 Form 10-Q and 10-Q/A for the quarter ended June 30, 2006 File No. 0-23357

Dear Mr. Rosenberg:

Bioanalytical Systems, Inc. (the "Company") respectfully submits this letter to respond to the Staff's comments on the above-referenced filing provided to Peter T. Kissinger by letter dated August 31, 2006. For your convenience, the subheadings and order of responses set forth below correspond with the subheadings and order set forth in the Staff's comment letter. The Staff's comments are in bold.

Form 10-Q and 10-Q/A for the six [sic] months ended June 30, 2006

Note 3. Intangible Assets and Impairment Loss

1. We noted that you recorded the cumulative amortization for the FDA compliant facilities for the periods since acquisition in the March 31, 2006 Form 10-Q. Please address the following:

a) Tell us how you determined the fair value of the “non-employee intangible asset” including whether or not you used an independent valuation expert. In your response also describe the valuation technique and assumptions you used.

During our fiscal year ended September 30, 2003 we acquired two companies, one operating an analytical laboratory, located in Oregon, and the other operating a human clinical research facility and a related laboratory, located in Baltimore. In assessing the existence of intangible assets, other than goodwill, in both acquisitions, we determined that there is a value in having in place the necessary controls and procedures to be accepted by customers as operating a facility that is compliant with the rules, regulations and common practices of businesses that support the FDA filings for their customers.

Jim B. Rosenberg, Senior Assistant Chief Accountant

September 15, 2006

We determined tasks that need to be completed prior to accepting business in an FDA-compliant human clinical research unit or laboratory, such as preparing written standard operating procedures, development of training and maintenance programs, validation of these programs and an external audit before such a site would be acceptable to FDA-regulated clients. We estimated the time the effort would take, and priced the effort to be provided by third parties to determine its replacement value. Those values were then discounted to present value using an 18% cost of capital to determine the present value of the replacement costs. We used an independent valuation expert at the time of acquisition to develop a methodology to estimate these costs, review our assumptions and determine the present value. Our subsequent reclassification relied on details in their original valuation.

b) Explain to us why you believe a ten year life is appropriate for your non-employee intangible asset.”

The “non-employee intangible asset” are the replacement costs, other than workforce, of establishing an FDA-compliant facility. Prior to this acquisition, we have had a long history of operating FDA-compliant facilities. We have undergone many FDA audits, and have received very few FDA comments. FDA regulations, practices and expectations change over time. We consulted with our professional staff at our facility in West Lafayette, which has been in existence over 30 years, to determine the degree to which these changes affect our FDA-compliant facilities in any given year. Their professional opinion was that they had never seen an annual period in which this accumulated body of regulations and practice changed by more than 10%. We therefore concluded amortizing 10% of the value of this asset each year is our best estimate and is reasonable.

c) We have read your SAB 99 analysis. Explain to us why you believe a revision to record the amortization of your intangible assets in prior periods is not material to net income.

The actual amount of amortization related to prior years is $24,000 for fiscal 2003 and $48,000 for each of fiscal 2004 and fiscal 2005. The reported pre-tax income/(loss) for those years was $570,000; $(606,000) and $292,000 respectively. The percentage impact of the amortization would have been 4%, (7%) and 20% of pre-tax earnings, respectively.

While the percentage change in the most recent year appears significant, it is due to the Company having a near break even performance each of the last three years and that results in the denominator being a number approaching zero, creating large percentages on very small numbers. We continue to believe that, in the qualitative aspects of our earnings and trends relative to what would influence a reasonable investor, even in the case where amortization would have been 20% of pre-tax earnings, the absolute amount of $48,000 (0.1% of our total expenses of $41 million) does not distort the fact that we did not have a good year. We continue to believe a formulaic approach based on

Jim B. Rosenberg, Senior Assistant Chief Accountant

September 15, 2006

percentages of near break-even results is not the best measure to determine materiality, particularly when no trend is distorted.

This trend can also be analyzed by the effect that this amortization would have had on the change in pre-tax net income from year to year. For example, the change in pre-tax net income as reported from 2003 to 2004 was $1,176,000 ($570,000 of income compared to ($606,000) loss, respectively). If the amortization expense would have been accounted for in the manner as we have described, the change in pre-tax net income would have been $1,200,000, which is a 2% change, and is immaterial to the trend. If the same trend is analyzed from 2004 to 2005, the change in pre-tax net income as reported was $898,000. There would not be any effect on this trend if the amortization expense would have been accounted for in the manner as we have described, as $48,000 of amortization expense would have been recorded in each year.

d) Please address why you believe recording the cumulative amortization in the first quarter of 2006 would not have affected a “reasonable investor”. We note your stock price has decreased since you filed the Form 10-Q for the March 31, 2006.

In second quarter of fiscal 2006, we had pre-tax income of $921,000, including the cumulative effect of the amortization. This resulted in net income per share of $0.11. The amortization recorded in that quarter related to earlier periods was $133,000. Without that amortization, our pre-tax income would have been $1,054,000 and our earnings per share would have been $0.13. For the six months ended March 31, 2006, we had a pre-tax loss of $248,000 including the amortization. We believe that the fact that we had a year-to-date loss, with or without the amortization, was the important trend, and that the amortization did not have a material impact on trends important to investors.

On May 9, 2006 our closing share price was $6.81 per share. On May 10, 2006, after the close of the markets, we released second quarter earnings, in which we specifically mentioned the $145,000 cumulative amortization adjustment. On May 11, our stock closed at $6.51. We believe that the disappointment displayed by the market was the result of the fact that our six months results, with or without the catch-up amortization, were a net loss. Nevertheless, our stock continued to trade in that band after the announcement, trading down to $6.07 on June 6, and hitting its yearly high close of $7.75 on June 27. We never received an inquiry from an investor about the amortization. The stock continued trading within a similar range, closing at $6.60 on August 11. On August 14, our third quarter earnings were released, which brought the stock back to a mid $5 trading range. We believe that the decline in stock prices are a result of disappointing third quarter and year-to-date results, of which the non-cash amortization catch-up is a minor part.

e) Tell us whether or not your independent auditors concur with your SAB 99 analysis.

Jim B. Rosenberg, Senior Assistant Chief Accountant

September 15, 2006

Our independent auditors have reviewed our SAB 99 analysis before we provided it to the Staff, and did not disagree.

2. With regards to the impairment recorded in the June 30, 2006 Form 10-Q/A, please address the following:

a) Tell us why you believe the impairment in the June 30, 2006 10-Q was recorded in the appropriate period. You state that the Baltimore clinic had been experiencing losses since acquisition. Provide us a chronology since acquisition that led to recording the impairment.

We acquired PKLB in June, 2003. PKLB had been in decline for several years prior to this, with declining revenues and operating results. This decline was reflected in the acquisition price. PKLB served a market of almost entirely generic pharmaceutical companies, where the drug approval process does not involve proving efficacy in Phase III clinical trials, but rather involves proving bio-equivalency in healthy patients. In this case, control groups are dosed with the original drug and with the generic, and laboratory tests confirm whether or not the generic produces bioequivalence in the test sample taken from the two patient groups.

The client base and history of BASi is in dealing with major pharmaceutical companies who do not rely on generics, the so-called “innovator” companies. These companies also need clinical services such as those offered by our Baltimore facility, but require a more sophisticated capability for “first time in human” tests than was present in our Baltimore operation. Our strategy in our acquisition was to maintain and build the generic business base, while introducing to our historical innovator client base our new clinical capabilities. To date, we have not been successful in transitioning this operation to our innovator client base.

Nevertheless, we were able to see a progression (on an annualized basis) of revenues from our Baltimore operation of 2003--$4.8 million; 2004--$6.0 million and 2005--$7.8 million. Our net pre-tax results on these revenues were 2003—($750K); 2004—($1.2 million); and 2005—($1.0 million). In 2004, we sold the building housing our Baltimore operations which generated $6 million in cash for us, but in the leaseback, increased our costs by over $500,000 annually. Without this financial transaction, our improvement in operating results was stronger. For the fourth quarter of fiscal 2005, we experienced near break-even results, reducing our loss to $77,000.

At each year end, we evaluated our investment and predicted future cash flows on the best available information at the time. Cash flow was break-even in 2003, declined to $(745,000) in 2004 after the sale-leaseback, then improved to $(654,000) in 2005. For the fourth quarter of fiscal 2005, we experienced a small positive cash flow. We had anticipated further improvement in the current year.

Jim B. Rosenberg, Senior Assistant Chief Accountant

September 15, 2006

Although we had not achieved a complete turnaround, at the end of fiscal 2005, we concluded that we were making significant progress toward our objectives, and our projections indicated we would be able to recover our investment. Although relatively few similar operations changed hands during this period, the ones that did traded at valuation multiples that, if applied to our clinic, would produce a value in excess of our investment in PKLB.

During this period of improving sales and projected operating profits, our largest client for this facility, which was the largest US generic drug company, played an important role in the revenues of this operation, comprising over half of the revenues of our clinic in Baltimore in fiscal 2005. In July 2005,this client announced that it had agreed to be acquired by an offshore third party. The acquisition transaction underwent shareholder and regulatory review and approval through the remainder of calendar 2005, and closed in January 2006. Acquisition activity among our client base of pharmaceutical and biotech companies is not uncommon, and by itself, may have both positive and negative impacts on our business.

We became concerned when a major project with this client was cancelled in our second fiscal quarter. However, project cancellations are also not uncommon among our clients as they adjust their development of drug candidates. Our review of our asset recoverability was triggered in our third fiscal quarter when the developmental operations of our acquired client were entirely shut down and taken over by the offshore acquirer. This event halved our revenue base in Baltimore, and negated the progress we had been making, with the result that during the third fiscal quarter, our sales in Baltimore were $719,000 ($2.9 million annualized) and operating loss was $1.2 million ($4.8 million annualized). Our last contract award by this major client was in March 2006.

b) Clarify, in disclosure-type format, why the acquisition of a major customer by a company that had other clinical study providers and subsequent cancellation of previously scheduled studies seriously impacted your current operating results for PKLB. In this respect, also clarify if you had offsetting new revenues from other customers.

Since our acquisition of the Baltimore site, one customer has consistently comprised approximately half of our clinic revenues. This customer was a major US generic drug company, with growing revenues and an aggressive strategy to obtain FDA approvals of additional generic drugs. During the quarter ended June 30, 2006, all developmental work that we were performing for this customer was discontinued due to the decision of its new owner to close the developmental operations of their acquired business. We did not have offsetting revenues from existing or new clients to compensate for this loss of business.

While we continue to pursue new clients among our client base of innovator drug companies, with encouraging prospects, this is a new value for this operation, that, if

Jim B. Rosenberg, Senior Assistant Chief Accountant

September 15, 2006

successful, will be the result of post-acquisition value creation, rather than a substantiation of our acquired values.

c) Quantify for us the effect that the acquisition of a major customer by a company that had other clinical study providers, as referred to above, had on your results of operations.

In our fiscal year ended September 30, 2005, this customer accounted for $2.8 million (62%) of the revenue of our Baltimore clinic. In the current fiscal year, our total quarterly revenues in Baltimore were: Q1--$2.5 million, Q2--$1.8 million, and Q3--$719,000. Revenues from the customer by quarter were: Q1--$1.2 million (48% of total), Q2--$975,000 (54%) and Q3--$193,000 (27%) No new projects were awarded to us by this customer after our second quarter.

As a result of the above, our Baltimore clinic had operating losses totaling $705,000 and $2,179,000 for the three and nine months ended June 30, 2006, respectively, prior to our recording of our impairment charge. This compares to consolidated operating losses before impairment charge of $1,581,000 and $1,829,000 for the same periods in 2006, respectively.

d) Clarify for us how much of the intangible asset that was reclassified to an amortizable asset in the second quarter of 2006 was written off in the third quarter of 2006.

At March 31, 2006, we reclassified $474,000 of intangibles into amortizable assets. Of that amount, $172,000 related to our Baltimore acquisition. At June 30, 2006, prior to the impairment charge, we had remaining net book value of that asset of $109,000, of which $45,000 was written off.

e) Provide us a detailed analysis of why the impairment amount and allocation as reported in your Form 10-Q as originally filed changed in your 10-Q as amended for the period ended June 30, 2006.

We projected our cash flows and determined their present value to establish the impairment of our long lived assets. We then allocated this impairment to the assets.

The allocation to assets as originally filed was to intangible assets first, and tangible assets secondarily. Our auditors advised us that this did not properly reflect FAS 144 and its interaction with FAS 142, resulting in a reallocation of the impairment loss. In addition, our final adjustment was changed by using a discount rate of a risk-based cost of capital instead of a risk free cost of capital. We have attached an exhibit detailing this change.

f) Provide us, in disclosure type format, the disclosures required by paragraph 26 of SFAS 154.

Jim B. Rosenberg, Senior Assistant Chief Accountant

September 15, 2006

In our Form 10-Q for the periods ended June 30, 2006 as originally filed, we reported an impairment charge on assets acquired in our 2003 acquisition of PharmaKinetics Laboratories, Inc. of $968,000, of which $383,000 was applied against goodwill and $585,000 was applied against other intangible assets. In our restated 10-Q/A for the same periods, we increased our impairment charge to $1,100,000, of which $383,000 was applied against goodwill, $387,000 was applied against other intangible assets, and $330,000 was applied against fixed assets.

g) You state that PKLB now constitutes your Baltimore clinical research unit. Based on Item 1. Acquisitions in your Form 10-K, PKLB also included a site in Oregon and the United Kingdom. Tell us the status of those two sites and clarify how you accounted for any goodwill or other intangible assets relating to those units and any associated impairments.

PKLB was a single site operation in Baltimore, MD. It is our only facility where we conduct studies on human subjects. Our Item 1 in our Form 10-K states that PKLB was acquired to complement our sites in Indiana, Oregon and the United Kingdom. Those sites were either started by the Company, or the result of other acquisitions, and provide other services in the drug development cycle. We will clarify that language in future filings.

Additionally, the major customer that we lost at the Baltimore site did not have significant business with any of our other operations.

Both our Oregon and United Kingdom sites were the results of other acquisitions. Both have goodwill from the acquisitions which we evaluate annually. We do not believe those assets have been impaired. Additionally, the Oregon acquisition has other intangible assets that we are amortizing over their estimated useful lives.

We appreciate your review of the Company's responses to your comments. Should you have additional comments or questions, please contact our attorney, Stephen J. Hackman, of Ice Miller LLP, at (317) 236-2289, or by fax at (317) 592-4666, or me by phone at (765) 467-4527 or by fax at (765) 497-8483.

Very truly yours,

BIOANALYTICAL SYSTEMS, INC.

By: /s/ Michael R. Cox Michael R. Cox, Chief Financial Officer

Baltimore Clinical Unit
Adjustment for Impairment of Asset
June 30, 2006
(in $ thousands)

	Net Book	Original	Revised	Adjusted Values
Long-lived assets:	Value	Adjustment	Adjustment	Original	Revised

Clinical equipment	158			158	158
Furnishings	55		(55)	55	0
Computer equipment	45			45	45
Leasehold improvements	275		(275)	275	0
Intangibles:
Methodologies	247	(247)	(247)	0	0
Subject list	229	(229)	(95)	0	134
FDA compiant facility	109	(109)	(45)	0	64
Goodwill	383	(383)	(383)	0	0

	1,501	(968)	(1,100)	533	401